Vanguard Tax-Managed Capital Appreciation Fund
Vanguard Tax-Managed Small-Cap Fund

Supplement to the Prospectus

Each Fund's dividend distribution frequency has changed from annual to quarterly. The first quarterly dividend payment will be made in September 2015 and will include income earned from the first through third quarters. The fourth quarter payment will be made in December 2015.

(C) 2015 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PS DIVD 042015